2005 Earnings and 2006 Outlook IMPORTANT NOTICE: INVESTORS ARE STRONGLY ADVISED TO READ THE IMPORTANT LEGAL DISCLAIMER AT THE END OF THIS PRESENTATION

Our Successes in 2005 Targets exceeded > Group's Adjusted net income of €2,078 million is well above target (>€1,800m) > Business units' operating profit targets have been exceeded > Dividend proposed: €1 / share Achieved Results > Increased market share in every business > Successful launch of innovative products & services across the group > Further simplification of the group's structure > Investments in our businesses are paying off > Development strategy: preparing for future success

Our Goals for 2006 Financial Goals > Adjusted Net Income & EPS: "+11% to +13%" > Dividend Pay-out: "Minimum 50%" Priorities > Further leverage our leadership positions > Capitalize on our subscriber-centric business model to launch innovative services which will benefit from the digital evolution > Continue to develop competitive advantages across businesses > Close Pay-TV combination and pursue accretive acquisitions in our business sectors that expand our EPS growth potential > Optimize returns to shareholders

Execution, Growth, Tangible Results > Our strategy is to: > further strengthen our leadership positions in superior content and distribution businesses > and pursue new digital services revenue streams that take advantage of the rise of mobility and broadband

Global Portfolio: Ahead of the Curve Superior content and distribution businesses delivering tangible results, Ideally positioned to benefit from the rise of mobility, broadband and global transition to digital, Attractive to younger demographics who are leading the global digital transformation, Subscription driven business model enhances predictability of cash flows #1 Worldwide in Music #1 Worldwide in Online Games #1 French pay-TV #1 Polish pay-TV #2 French Mobile operator #1 French 3G provider #1 in Morocco's Fixed, Mobile & Internet Leader in Worldwide Entertainment

Management & Financial Resources: Charting the Course United Management Focus on Innovation Financial Discipline Smart Capital Allocation Strong Balance Sheet High Quality Partners > Superior Assets

United Management Board: Focused on Value Creation Jean-Bernard Levy Chief Executive Officer Bertrand Meheut Chairman of the Management Board - CANAL+ Group Rene Penisson Chairman - VU Games; Group's Head of HR Abdeslam Ahizoune Chairman of the Management Board - Maroc Telecom Jacques Espinasse Chief Financial Officer Frank Esser Chairman & CEO - SFR Doug Morris Chairman & CEO - UMG

Connecting with the Customer: Innovative Subscription Services Music Download services & ringtones Thematic channels Online Game World of Warcraft ADSL Broadband Internet access Pay-TV DSL, DTT & mobile TV offers Video-On-Demand New Services on 3G MMS/SMS Mobile TV, Music downloads Mobile Videophones Innovation > > > > > > > > > > > > Subscribers

Mobility is at the Core of our Businesses Innovation in Mobile > > > > > > > > > > > > > Subscribers News Music Messages Video & TV Corporate Services Internet Access Payment Games Visio (tm) (tm) (tm) (tm) (tm)

Universal Music Group: Strategic Priorities > Strengthen both global and local market leadership > Accelerate transformation into a music entertainment company by leveraging content and brands through innovation and creative new revenue streams > Expand music publishing revenues > Grow digital revenues in every format: downloads, subscription, or streaming of video and audio content on PC's and mobile devices (tm) (tm)

VU Games: Strategic Priorities > Pursue development of the online gaming business and strengthen leadership position with World of Warcraft > Capitalize on strong PC franchises with the launch of new innovative versions > Strengthen our position on console games by leveraging the creation capacity of the newly acquired development studios and our franchises > Expand in the booming wireless gaming environment Focus on sustaining growth through continued investment: (tm)

CANAL+ Group: Strategic Priorities > Close the CANAL+ / TPS combination and initiate integration process > Continue to leverage leadership on existing and emerging digital platforms > Continue to grow the content portfolio and increase subscriptions > Accelerate digital migration through penetration of pay-DTT > Grow ARPU through various innovative options and services: HD, multi-subscription, PVR, VOD & S-VOD, mobile TV, DVB-H, ...

SFR: Strategic Priorities > Continue to grow customer base with a strong migration to 3G > Keep leadership in innovation and customer satisfaction > Focus on 3G / UMTS to increase voice capacity, enable fixed-mobile substitution and deliver multimedia services > Extend the mobile offer with new services > Drive cost per minute down to further improve profitability > Roll-out HSDPA technology as from mid-2006, enhancing speed and ease of use SFR mobile-centric strategy: (tm) (tm)

Maroc Telecom: Strategic Priorities > Continue to lead in the rapidly growing wireless market through innovative offers, while pursuing profitable growth > Strengthen momentum in fixed line and Internet sales > Leverage VU Group's expertise (new mobile services, broadband Internet, TV offer, ...) > Strengthen client satisfaction and increase usage

> Acquisition of a further 16% in Maroc Telecom ? > Purchase of game development studios ? (Radical Entertainment, Swordfish Studios, Swingin' Ape, High Moon Studios) > Unwinding of IAC's stake in VUE ? > Acquisition of minority interest from Matsushita to move to 100% of UMG and 20% of NBCU ? > Combination in French Pay-TV: Acquisition of TPS * ? Deal with Lagardere* ? > Strengthening of equity investment in PTC On-going > Acquisition of 35% of Tunisie Telecom Opportunistic > External growth in music recording & publishing Opportunistic Focus on Acquisitions / Capital Allocation * Pending anti-trust approval

Full Year 2005 Earnings

2005 Actual Figures: Well Above Guidance Figures as published 2005 Guidance Announced on March 10, 2005 Updated on November 17, 2005 2005 As published > Adjusted Net Income "Above 1.8 billion" €2,078m > Adjusted net income per share "Above €1.57" €1.81 > Dividend pay-out "At least 50% of Adjusted net income" 55%

2005 Key Figures In Euro millions Figures as published, except when specified 2005 % Growth > Revenues (comparable basis) 19,439 +7% > Earnings from operations (comparable basis) 3,719 +14% > EFO / Revenues margin (%) 19.2% +1.1 point > Adjusted Net Income 2,078 +55% > Adjusted net income per share 1.81 +55% > Cash flow from operations before net capex 5,648 +3% > Financial Net Debt (in euro billions) 3.8 4.7* * Financial net debt as of Dec. 31, 2004

2002-2005 Key Figures IFRS IFRS French GAAP French GAAP French GAAP In Euro millions Figures as published 2005 2004 2004 2003 2002 > Revenues 19,484 17,883 21,428 25,482 58,150 > Earnings from operations 3,746 3,233 3,476 3,309 3,788 > EFO / Revenues margin (%) 19.2% 18.1% 16.2% 13.0% 6.5% > Adjusted net income 2,078 1,338 1,380 349 (514) > ANI / Revenues margin (%) 10.7% 7.5% 6.4% 1.4% -0.9%

2005 Consolidated Statement of Earnings

Reconciliation of Earnings to Adjusted net income 2005 2004 Earnings attributable to equity holders of the parent 3,154 3,767 Adjustments to Earnings: + Other charges from ordinary activities - Capital gain on Veolia Environnement shares - Capital gain on Sogecable shares - Capital gain on unwinding of IAC's stake in VUE - Earnings from discontinued operations - VUE - Earnings from discontinued operations - Cegetel - Deferred tax related to Worldwide Tax System - Adjustments on provision for income taxes - Other 170 - (256) (194) - (92) (88) (495) (121) 25 (1,606) - - (839) 62 (492) 60 361 Adjusted net income 2,078 1,338 In euro millions - IFRS

2005 Adjusted Net Income Growth > 2005 Adjusted net income of €2,078m vs. €1,338m in 2004, i.e. a +55% growth > The +€740m year-on-year improvement comes from: + €513m: +16% improvement in earnings from operations + €188m: - 46% reduction in interest + €105m: +48% increase in income from equity affiliates + €11m: decrease in minority interests - €63m: increase in provision for income taxes - €14m: reduction in other income from ordinary activities

2005 Revenues by Business: +7% UMG VUG CANAL+ SFR Maroc Tel. 2004 4819 475 3277 8117 1611 2005 4893 641 3407 8687 1860 In euro millions - IFRS On a comparable basis UMG VUG CANAL+ Group SFR Maroc Telecom 2005 guidance: "Generally perform in line with the industry" "Above €500m" "Approx. €3.3bn" "+3% to +5% growth, excluding mobile-to-mobile" "+12% to +14% growth (in Dirham)" 4,819 4,893 475 641 3,277 3,407 8,117 8,687 1,611 1,860 +1.5% +34.9% +4.0% +7.0%* +15.5%** 2004 2005 * +8.1% excluding mobile-to-mobile. ** +16.0% at constant currency.

UMG VUG CANAL+ SFR Maroc Tel. 2004 399 -203 187 2338 671 2005 480 41 176 2422 762 2005 Earnings from operations by Business: +14% In euro millions - IFRS On a comparable basis UMG VUG CANAL+ Group SFR Maroc Telecom 2005 guidance: "Margin growth to [7% to 9%]" "€30m to €50m" "Approx. 4.5% margin" "+6% to +9% growth" "+10% to +12% growth" 399 480 (203) 41 187 176 2,338 2,422 671 762 +20.4% -5.9% +13.6% 2004 2005 +3.6% +10.8%, excluding non-recurring items* * +10.8%, excluding non-recurring items in 2004 and 2005. In 2005: €(220)m fine from the Antitrust Council, partly offset by +€105m of favorable one-time items

2005 Income from equity affiliates Analysis Q4 2005 Q4 2004 2005 2004 Income from equity affiliates 101 3 326 221 > NBC Universal > VUE > neufCegetel / Cegetel SAS > Elektrim Telekomunikacja (Telco) > Other 106 - (16) - 11 110 - (12) (107) 12 361 - (50) - 15 175* 30 (22) - 38 In euro millions - IFRS * Equity accounted for from May 11, 2004

Financial Net Debt Evolution in 2005 Dec. 31, 2004 Acquisitions Puts cancellation CFFO Financing expenses & Taxes Dividends paid to minorities VU Dividens Debt Adjustment March 31, 2005 Est -4.7 -4.8 -0.6 -0.6 -2.7 -3.7 -3.8 -4.7 -1.5 -1.4 -4.2 -2.1 -1 -0.7 -0.6 -3.8 -2 Dec. 31, 2004 Dec. 31, 2005 In euro billions, IFRS - 4.7 * - 1.5 * - 1.0 - 0.7 - 3.8 + 1.4 * + 4.2 - 2.1 + 0.6 Including (in € billion) : Maroc Telecom: -1.1 Cegetel: -0.2 Unwind IACi: -0.2 Upside on Veolia shares: +0.1 NC Numericable & Ypso: +0.1 Other: -0.2 Including (in € billion) : Cash tax: -1.9 2004 Worldwide Tax System refund: 0.5 Cash interest: -0.2 Premiums on refinancing operations: -0.3 Other: -0.2 Including (in € billion): Conversion of Sogecable shares: +0.4 neufCegetel bonds: +0.2 Fair market value of derivative instruments and other : +0.1 Other: -0.1 * The €1.1 bn acquisition of a 16% stake in Maroc Telecom, SNCF put option on 35% of Cegetel for €304m and various smaller put options on minority interests were already accounted for in the IFRS financial net debt at year end 2004. Cash flow from operations Cash interest, tax and other Dividends paid to minorities Other adjustments Acquisitions, net of divestitures Reversal of put options on minority interests VU dividends paid Including (in € billion) : SFR: -0.7 Maroc Telecom: -0.2 Canal+: -0.05 Including (in € billion) : Holders of ORA: -0.05

2005 Net Cash Flow Available at VU S.A. 2005 2004 Consolidated cash flow from operations before net capex 5,648 5,480 Capital expenditures (capex) (1,580) (1,322) Proceeds from sale of tangible & intangible assets 89 196 Consolidated cash flow from operations 4,157 4,354 - Cash income taxes paid (1,386) (622) - Cash interest paid (218) (406) - Other (491) (242) Net Consolidated Cash flow 2,062 3,084 - SFR's & Maroc Telecom's net cash flow (1,298) (2,648) + Dividends from SFR & Maroc Telecom 1,104 2,016 Net available cash flow at Holding level (before €689m dividends paid by VU S.A. in 2005) 1,868 2,452 Including €465m from 2004 Worldwide Tax System refund Figures as published In euro millions - IFRS Including €(1,414)m for SFR, of which a €(628)m cash out related to 2004 Including exceptional dividend and 2003 dividend paid by SFR of €1,203m (VU share) in 2004 +3%

Strong Balance Sheet and Financial Flexibility > Strong balance sheet and cash flows support financial flexibility > Disciplined acquisition strategy focused on business offering the most potential for strong cash flow and EPS growth > Under no pressure to make acquisitions due to superior asset base and multiple organic growth opportunities > Focused on selective acquisitions where company can lead market, generate growth and deliver accretive EPS Financial net debt: €3.8bn Available cash Flow: €1.9bn Adjusted net income: €2.1bn

Business 2005 Performance & 2006 Outlook Financial information presented in the forthcoming pages is in euro millions on a comparable basis, unless otherwise mentioned

Universal Music Group: 2005 Achievements Revenues: North America: up +4.5%; Europe: nearly flat; Asia: down UMG's SoundScan 2005 US market share: +2 points to 31.7% Digital sales of €259m at 5.3% of total revenues 2005 best sellers: Mariah Carey, 50 Cent, Black Eyed Peas, Eminem, Gwen Stefani EFO: up +20%, driven by higher sales volumes, cost reduction efforts and lower restructuring costs > UMG's family of labels led the industry with 40 GRAMMY(r) awards across a broad range of categories > UMG / Vodafone formed a strategic alliance to provide a broad range of products and services for mobile: over 100,000 full track downloads > VU / UMG took a 19.9% stake in the multimedia-centric MVNO amp'd Mobile > Agreement with MySpace.com for on-demand streaming of music videos > Gwen Stefani first artist to top both 1m download singles and 1m mastertones 2004 2005 259 Revenues +20% 480 399 EFO 4,893 x2.7 259 95 Digital Sales 2004 2005 4,893 +1.5% 4,893 4,819 2004 2005

Universal Music Group: 2006 Outlook 2006 Financial Targets > Revenues: "Slight growth as digital sales more than offset the decline in physical sales" > EFO margin: "Same margin rate or slightly above 2005"

VU Games: 2005 Achievements > World of Warcraft surpassed 6 million paying clients worldwide** > Acquisition of 4 console games development studios: Radical Entertainment, Swordfish Studios, Swingin' Ape and High Moon Studios > Release of 50 Cent: Bulletproof, the exciting convergence of gaming and music, with more than 1 million units sold > Exclusive agreement to publish games based on Robert Ludlum's best selling works > Announcement of a plan to launch an expansion set for World of Warcraft: The Burning Crusade > VU Games' wireless unit launched new offerings in Europe A major restructuring of VU Games revenue profile towards online games generating recurring revenues for the future Over 5.5m paying customers worldwide to World of Warcraft Successful commercial launch of World of Warcraft in several key markets: Korea (January), Europe (February), China (June) and Taiwan (Nov.) Other 2005 best sellers: 50 Cent: Bulletproof, Robots, Hulk II, F.E.A.R., Crash Tag Team Racing, Delta Force: Black Hawk Down, FlatOut EFO: up +€244m, driven by the exceptional success of World of Warcraft and a reduced fixed cost base resulting from the global turnaround plan executed in 2004 +35% 4,893 +35% 641 475 2004 2005 Revenues 2005 Sales EFO 41 +244 (203)* 2005 2004 ** New definition: In order to be consistent with industry definition, gamers in Internet Game Rooms (IGRs) in Korea will include those who played in the last 30 days vs. the last 7 days under previous definition. * Including €(95)m non-recurring items Online Console PC Handheld 05 Sales 49 27 17 7

VU Games: 2006 Outlook 2006 Financial Targets > Revenues: "+12% to +15% growth" > EFO margin rate: "Grow from 6% to between 8% and 10%"

CANAL+ Group: 2005 Achievements

Revenues


+4%
3,277
3,407
2004
2005

French Pay-TV Portfolio


+310k
(+4%)
7.9m
8.3m
2004
2005

EFO


-6%
187
176
2004
2005

- **Revenue growth driven by growing ARPU and increased portfolio**
- **+310,000 subscriptions to pay-TV in France to a total 8.25m subscriptions**
- **CANAL+ ARPU grew by +5.5%, mostly due to the strong success of CANAL+ Le Bouquet**
- **EFO: almost in line with 2004 (on a comparable basis), in spite of investments in sport programming and subscriber acquisition**
- **Actual EFO: slightly above 2004 when including disposed-of activities**

> Signature of the CANAL+ / TPS combination to broaden the French pay-TV market and provide consumers with a more diversified and attractive offer

> +106,000 subscriptions at CANAL+ in 2005, more than twice 2004 net additions

> Launch of CANAL+ LE BOUQUET over Pay Digital Terrestrial Television (DTT)

> Leader in launching various innovative services to enhance TV experience: CANALPLAY Video-On-Demand offer, CANALSAT on SFR 3G, CANAL+ Orange Video, Agreement with ARCHOS, DVB-H experiment, ...

> Renewal of exclusive pay-TV broadcasting deals with major studios and UEFA

34

CANAL+ Group: 2006 Outlook 2006 Financial Targets > Revenues: "+4% to +6% growth" > EFO: "Stable at constant perimeter"

SFR: 2005 Achievements +7.0% revenue growth driven by growing customer base and stable ARPU, despite a -16.3% cut on fixed incoming termination rate on Jan. 1, 2005 +1.38m customers to 17.198m at end-2005, including 63.3% postpaid clients +10.5% increase in AUPU to 296mn per month Net data ARPU up +18% to €59, EFO: up +3.6%, i.e. +10.8% excluding non-recurring items in 2004 and 2005 (in 2005: €(220)m fine from the Antitrust Council, partly offset by +€105m favorable one-time items) > SFR market leader in net additions for the 3rd year in a row with a 39.4% share > SFR topped 1 million exclusively 3G customers -more than double the initial target for 2005- and 4.8m Vodafone live! clients at end-2005 > n°1 in full track music downloads on mobile > n°1 in network quality for the 2nd year in a row according to ARCEP survey > Distribution of CANALSAT pay-TV thematic channels on SFR 3G > Launch of innovative services in mobile music: Unlimited Music Pass and SFR Radio Dj > Closing of the neuf Cegetel merger, to create France's leading alternative player in fixed line telecommunications services ** Excluding MVNOs 2004 2005 399 95 Revenues 4,893 +3.6% 2,422 2,338 EFO 4,893 +1.4m (+9%) 17.2m 15.8m Customers** 2004 2005 4,893 +7.0% 8,687 8,117 2004 2005 +10.8%* * Excluding non-recurring items in 2004 and 2005

SFR: 2006 Outlook 2006 Financial Targets > Revenues: "Stable to slight growth: growth in outgoing revenues largely offset by termination cuts" > EFO: "+8% to +10% growth" > EFO margin rate: "Grow to between 29.5% and 30.5% compared with 27.9% in 2005"

Maroc Telecom: 2005 Achievements Mobile Revenues up 29%* and EFO up 42%* Up respectively 24% and 27% excluding increase of incoming international interconnection tariff +2.4 million customers in 2005 ARPU stood at €10.8 vs. €11.2 in 2004 Fixed Revenues up 6%* EFO: down 13%*, up 6% excluding voluntary leaving plan and incoming international interconnection tariff increase Number of DSL lines multiplied by 4 to 242,000 > Recommended ordinary and extraordinary pay-out of a total MAD 10.96 per share in 2006 on 2005 earnings > Fixed line business liberalized : license granted to Meditel and Maroc Connect > New mobile offer : €4.5 sim card and €26 packs, Teenz offer > New fixed line offer: El Manzil unlimited offer * Comparable basis at constant currency 2004 2005 399 95 Revenues* 4,893 +14% 762 671 EFO* 4,893 +38% 8.8m 6.4m Mobile Customers 2004 2005 4,893 +16% 1,860 1,611 2004 2005

Maroc Telecom: 2006 Outlook 2006 Financial Targets > Revenues: "+6% to +8% growth" > EFO : "+12% to +14% growth"

Conclusion

Our Commitments Operating Focus on organic growth and leverage leadership positions while developing profitability Develop investments and new initiatives between our businesses Capitalize on consumer demand for mobility and broadband Corporate Governance Transparency Best in class internal controls 2006 Financial Goals Adjusted Net Income & EPS growth: +11% to +13% Dividend policy of at least 50% of ANI Note: Outlook was established without taking into account the impact of the acquisitions of TPS and the agreement with Lagardere regarding the new CANAL+ France entity. The outlook does not integrate potential growth in external operations, such as PTC in Poland or Tunisia Telecom. The exchange rate taken into account in the 2006 outlook correspond to €1 for $1.25.

Appendices

2005 Income Tax Analysis Q4 2005 Q4 2004 In euro million - IFRS 2005 2004 333 (171) Provision for income taxes (204) (292) (228) (197) > Included in Adjusted Net Income (787) (724) 121 102 Worldwide Tax System (for "Year n") 507 464 (349) (299) Tax charge (1 294) (1 188) 561 26 > Not included in Adjusted Net Income 583 432 83 104 Worldwide Tax System (deferred tax n+1/n) 88 492 478 (78) Other taxes 495 (60) (281) (125) Cash income taxes paid (1,386) (622) Reversals of several tax provisions: €300m Increase in deferred tax asset on US tax group: €132m Tax refunds & other: €46m Including: Refund of 2004 Worldwide Tax System: €465m SFR cash tax before Worldwide Tax System: €(1,414)m

2005 Interest & Other financial charges and income 2005 2004 Interest (218) (406) > Interest expense on gross debt (excluding swap) Average borrowing cost (%) Average amount of borrowings (in € billion) > Interest on swap on interest rates > Interest income on cash & cash equivalent (262) 3.92% 6.7 (1) 45 (362) 5.01% 8.9 (84) 40 Other financial charges & income (Not included in Adjusted net income) 619 1,226 > Effect of amortized cost on borrowings (44) (178) > Premiums paid on early redemption of borrowings (Vinci exchangeable, High Yield Notes and orphan swaps) (71) (308) > Gain on sale of securities and consolidated subsidiaries 668 1,738 o/w gain on sale of Veolia Environnement shares o/w gain on the unwinding of IAC's stake in VUE o/w gain on sale of Sogecable shares 194 256 1,606 - 27 > Other 66 (26) In euro million - IFRS

Universal Music Group: 2005 Key Metrics Artist M Units Mariah Carey 7.7 50 Cent 7.5 Black Eyed Peas 6.8 Eminem 5.5 Gwen Stefani 4.2 Kanye West 3.9 Jack Johnson 3.6 The Game 3.2 Nickelback 2.8 NOW20 2.8 2005 2004 United States 31.7% 29.6% Europe 25.4% 26.8% Germany 26.6% 24.7% UK 25.9% 29.5% France 33.2% 35.1% Japan 12.0% 12.2% World 25.6% 25.5% > 2005 top-ten selling artists > UMG's physical market share * > 2005 Sales * Sources: SoundScan, IFPI and UMG Market Research New Releases Catalog Video Singles 2005 Rev. 63 27 7 3 Ventes de produits Licences Edition Numerique Autres 2005 Rev. 79 6 7 5 3

North America Europe Asia & Pacific 05 Rev. 53 33 14 2004 2005 Mid-Feb. N/A 600 1367.6 6100 Europe 1029.6 Korea 362.1 China 2404.5 Taiwan 306.7 VU Games: 2005 Key Metrics > World of Warcraft sales by region (paying customers, in '000) 2004 2005 600 5,471 Title Platform World of Warcraft Online 50 Cent: Bulletproof Consoles Crash Tag Team Racing Consoles Robots Consoles & PC F.E.A.R PC Hulk II Consoles Delta Force: Black Hawk Down Consoles Simpsons: Hit & Run Consoles & PC Empire Earth II PC Half-Life II PC > 2005 top-ten selling games > VU Games 2005 sales by region 6,150* Mid-Feb. 2006 * New definition: In order to be consistent with industry definition, gamers in Internet Game Rooms (IGRs) in Korea will include those who played in the last 30 days vs. the last 7 days under previous definition. Paying customers as of Dec. 31, 2005 under the new definition are 5,689k. Global

CANAL+ Group: 2005 Key Metrics > CANAL+ Group subscription portfolio > CANAL+ Group 2005 operating metrics ARPU (€/month) * 28.9 34.6 Churn rate (%) * 11.4% 9.9% Digital subscriptions (%) ** 52% * Individual subscriptions; ** Total subscriptions 2004 2005 Est 4955 5061 Ouest 2989 3192 4,955 5,061 2,989 3,192 7,944 8,253 CANALSAT CANAL+ (in thousands) +310 Dec. 2004 Dec. 2005

SFR

SFR: 2005 Key Metrics

As of end-December including SRR	2005	2004	Growth
> Customers (in '000) *	17,198	15,820	+9%
> Net additions (in '000) *	1,379	1,095	+26%
> Market share on net additions (%) *	39.4%	38.2%	+1.2 point
> Market share on customer base (%) *	35.8%	35.5%	+0.3 point
> 12-month rolling blended ARPU (€/year) **	429	430	Flat
> 12-month rolling contract ARPU (€/year) **	576	598	-4%
> 12-month rolling prepaid ARPU (€/year) **	186	183	+2%
> Proportion of contract customers	63.3%	60.7%	+2.6 points
> Voice usage (minutes / month / client)	296	268	+11%
> Number of SMS sent (in bn)	5.4	4.5	+21%
> Number of MMS sent (in m)	98	37	+164%
> Net data revenues as a % of network revenues (%) **	13.2%	9.6%	+3.6 points
> Vodafone *live*! clients (in m)	4.8	2.2	+115%
> 3G customers (in '000)	1,003	19	nm
> Prepaid customer acquisition cost (€/gross add)	24	25	-4%
> Contract customer acquisition cost (€/gross add)	174	183	-5%
> Acquisition costs as a % of network revenues (%) **	7.1%	7.1%	Flat
> Retention costs as a % of network revenues (%) **	6.0%	5.3%	+0.7 point

* Excluding wholesale customers (MVNO). ** Excluding mobile termination and directory.

48

Maroc Telecom: 2005 Key Metrics As of end-December, excluding Mauritel 2005 2004 Growth > Mobile customers (in m) 8.8 6.4 +38% % of prepaid mobile customers 96% 96% Flat > Mobile net additions (in m) 2.4 1.2 x2 > Market share on mobile customer base (%) 66.7% 67.5% -0.8 point > Blended mobile ARPU (€/month) 10.8 11.2 -3.6% > Blended mobile churn rate (%) 12% 12% Flat > Number of fixed lines (in m) 1.34 1.31 +2.4% > Total Internet accesses (in '000) 252 105 x2.4 > Number of DSL accesses (in '000) 242 60 x4

NBC Universal: Key Strengths & Ambitions > Diversified entertainment business model > Develop, produce and market best content > Monetize content on numerous platforms > Sell content effectively in digital distribution model

Reported basis Revenues up 14% Generated highest adults 18-49 rating this season for a tv sitcom with My Name is Earl USA highest rated entertainment cable network in 4Q'05 Achieved Sci Fi Channel's highest full-year ratings Film solid for total year, 4Q against tough comps (Fockers) Prime ratings outlook improved, 4Q'05 3.2 up from 2.8 at 2Q' 05 Telemundo 7 months of ratings growth; up to a 3.4 in 4Q Reported Segment Profit: up 21% News, Cable, Film and Parks account for 73% of profit and up 73% Prime/Stations/TVPD accounts for 27% of profit and down 26% > Premiered King Kong, which has generated more than $500 million in worldwide box office receipts > Began offering NBCU television shows on Apple's iTunes service > Received 7 Golden Globe awards including 4 for Brokeback Mountain > Vivendi Universal increased its stake in NBCU from 18.5% to 20% by buying Matsushita Electric Industrial's minority interest NBC Universal: 2005 Achievements 2004 2005 Reported Revenues* 4,893 +27% 3,604 2,841 100% Basis Profit 4,893 +21% 3,092 2,558 Reported Segment Profit* 2004 2005 4,893 +14% 14,689 12,886 2004 2005 In millions of dollars * As reported by General Electric

NBC Universal : 2005 Key Metrics CBS ABC NBC FOX A18-49 3.9 3.6 3.1 2.7 VPY% (3)% - (16)% 8% 05/06 Season Prime Ratings* * Prime time ratings thru 1/8 excluding sports/live news. A28 - 49 rating TNT 1,240 1% 0% USA 1,090 1% 5% TBS 911 0% 0% SPIKE 807 24% 24% Lifetime 767 2% (2)% SCI FI 688 5% 7% Bravo 261 (8)% (6)% Total day V% PY Top 10 Basic Cable Nets '05 Primetime* A25-54 (000) Prime V% PY #2 #6 #1 Upscale 635 472 296 367 239 257 165 325 452 398 449 590 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 Telemundo - Best December ever... P18-49 Imp(000), M-F/7-11P 5.4 3.9 2.4 2.8 1.8 1.9 1.1 2.2 3.0 2.3 2.4 3.0 2.7 3.5 Ratings 545 721 '92

NBC Universal : 2006 Outlook 2006 Financial Targets > Revenues: "~$16 billion, +10%" > Segment Profit : "~$3.0 billion (100% equates to ~$3.4 billion)" Strategic Priorities > Develop, produce and market best content > Continue to make progress with primetime ratings > Maintain strength of leading entertainment cable portfolio > Continue global expansion > Sell content effectively in digital distribution model

Innovation: Leading the Digital Evolution > Embracing technology - leader in launching new digital content and distribution services > Exceptional link between our businesses and consumer demand/consumption trends in the global digital arena > Benefiting from the rise of mobility and rapid growth in digital devices among younger demographics Transforming innovative ideas into subscribers

Vivendi Universal - Lagardere - TF1-M6: Proposed Pay-TV combination > CANAL+ Group and TPS are combining their know-how to provide consumers with a diversified, qualitative and competitive pay-television service in France > Uniting CANAL+ Group's and TPS's pay-television activities is the outcome of industrial rationale which is being accelerated by the influx of telecom operators and ISPs entering the pay-TV market > This combination reflects Vivendi Universal's development strategy in media, that draws upon a revamped CANAL+ Group benefiting from investments in content and subscribers

Shareholding Structure > TF1 & M6 will have a put option to VU, exercisable on the 3rd anniversary of the closing date, price based on fair market value with a floor value at €1.13bn, corresponding to €7.5bn at 100% > Lagardere will have a call option on an additional 14% stake in CANAL+ France in the same timing and conditions than the TF1 & M6 put option M6 put option M6 put option M6 put option M6 put option M6 put option M6 put option M6 put option

Adjusted Net Income: includes earnings from operations, other income from ordinary affiliates, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax minority interest relating to these adjustments as well as non recurring tax items (notably the changes in deferred taxes assets relating to the consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit). Adjusted net income (loss) never includes adjustments in earnings from operations. Consolidated cash flow from operations: Net cash provided by operating activities net of capital expenditures and before financing costs and taxes. Comparable basis: illustrates the effect of the divestitures that occurred in 2004 (mainly "flux divertissement business of StudioExpand, Canal+ Benelux, UMG's Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numericable) and includes the full consolidation of Mauritel at Maroc Telecom as if these transactions had occurred at the beginning of 2004. In 2004, comparable basis also includes estimated mobile- to-mobile sales at SFR Cegetel applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred at the beginning of 2004. Financial net debt: is calculated as the sum of long-term debt, bank overdrafts and short-term borrowings, less cash and cash equivalents, non current derivative instruments in assets, current derivative instruments in assets and cash deposits backing financing; in each case, as reported on Vivendi Universal's Consolidated Statement of Financial Position. Financial gross debt comprises bonds, loans, other financial debt (including treasury bills and finance leases), obligations related to commitments to repurchase minority interests and derivatives whose value is negative. Glossary

IR Team Eileen McLaughlin IR Director eileen.mclaughlin@groupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle IR Analyst edouard.lassalle@groupvu.com Daniel Scolan Executive Vice President Investor Relations +33.1.71.71.32.80 daniel.scolan@groupvu.com For any financial or business information, please refer to our Investor Relations website at: http://www.vivendiuniversal.com/ir New York 800 Third avenue New York, NY 10022 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7112 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.32.80 Fax: +33.1.71.71.14.16

Important Legal Disclaimer Vivendi Universal is quoted on the NYSE and on Euronext Paris SA. This presentation contains "forward-looking statements" as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company's future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably: the risk that the 2006 prospects for adjusted net income may differ from forecasts made by the company, as well as the risks described in the documents Vivendi Universal has filed with the US Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission's website at www.sec.gov and the French Autorite des Marches Financiers' website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi Universal. This press release contains forward- looking statements that can only be assessed on the day the press release is issued. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.